Exhibit 15.1

Jeffrey S. Marks, Esq.

9 Chatelaine

Newport Coast, California 92657

(949) 887-8877

June 28, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: John Stickel

Re:	Sondors Electric Car Company

Draft Offering Statement on Form 1-A Submitted May 19, 2017

CIK No. 0001683872

Dear Mr. Stickel:

This letter is submitted on behalf of our client, Sondors Electric Car Company (the “Company”), regarding the Company’s offering statement on Form 1-A, filed May 19, 2017.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated June 15, 2017; referencing where appropriate, the revisions made in Amendment No. 1 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Item 4. Summary Information Regarding the Offering and Other Proposed Offerings

1.	Comment: Please tell us why you indicate here that you are not offering the securities on a continuous basis under Rule 251(d)(3)(i)(F).

Response: This box was inadvertently checked, and we have checked the box to indicate we are offering the securities on a continuous basis under Rule 251(d)(3)(i)(F).

Offering Circular Cover Page

2.	Comment: Please quantify in a footnote to the table on the Cover Page the total offering expenses to be borne by the company in connection with the offering. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Response: We have revised our disclosure in accordance with the Staff’s comments.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions, page 5

3.	Comment: Please clarify here or in a separate risk factor that because this is a best efforts offering with no minimum, any investment in the stock is potentially the only investment in the stock, which could leave the company without adequate capital to pursue its business plan.

Response: We have revised our disclosure in accordance with the Staff’s comments.

We depend on key personnel and consultants, page 7

4.	Comment: Consistent with your disclosure on page 23, please disclose here or in a separate risk factor that Mr. Sondors does not work exclusively for you and divides his time among various entities which he controls. Please also discuss the potential conflicts that exist as a result of these other commitments, if material.

Response: We have revised our disclosure in accordance with the Staff’s comments.

Limited Transferability and Liquidity, page 10

5.	Comment: Please briefly discuss the conditions that must be satisfied prior to any sale, transfer, conversion or other disposition of your stock.

Response: We have revised our disclosure to eliminate the statement that conditions to transfer must be satisfied prior to any sale or transfer, and have focused the risk factor on the fact that there is no trading market that exists, thereby limiting an investors ability to liquidate their shares.

Exhibits, page 26

6.	Comment: Please file the prototype design and development agreement reference on page F-13, which calls for total payments of $750,000 during the phased development. Alternatively, please tell us why you do not believe that you are substantially dependent on this agreement or why it is otherwise not material to you. Refer to Item 17(6) to Part III of Form 1-A.

Response: We have filed the prototype design and development agreement as an Exhibit.

7.	Comment: We note your disclosure on page 24 that Mr. Sondors advanced the company $105,000. Please file as an exhibit the agreement you have with Mr. Sondors regarding the loan.

Response. The advance is on the books and records of the Company, however, is not memorialized by a Promissory Note. I have revised the disclosure to indicate the same.

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated June 15, 2017.

If you should require any additional information or clarification, please do not hesitate to contact me at 949-887-8877.

Very truly yours,

/s/ Jeffrey S. Marks

Jeffrey S. Marks